UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Veolia Water North America Operating Services

In 2002, the City of Atlanta (the “City”) and Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of Veolia Environnement, entered into a 10-year contract that generated annual revenue of approximately US$10 million for VWNAOS. Pursuant to this contract, VWNAOS agreed to operate sludge and effluent treatment facilities, maintain and renovate civil engineering equipment and design and carry out a facilities renovation plan on behalf of the City. On June 19, 2006, VWNAOS initiated a legal proceeding against the City based primarily on the City’s failure to fulfill its investment obligations, the non-payment of cost overruns and the non-payment of invoices for services rendered. On July 10, 2006, the City unilaterally terminated its contract with VWNAOS and initiated its own legal proceeding against VWNAOS, alleging various breaches of contract.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel